Exhibit 99.3

CHARTER OF THE CORPORATE GOVERNANCE AND NOMINATING COMMITTEE OF THE BOARD OF DIRECTORS

I. PURPOSE

The Board of Directors (the “Board”) of Pono Capital Three, Inc. (the “Company”) appoints the Corporate Governance and Nominating Committee (the “Committee”) of the Board.

The primary purposes of the Committee shall be to:

(a) identify individuals qualified to become Board members, and recommend to the Board director nominees for election at the next annual or special meeting of stockholders at which directors are to be elected or to fill any vacancies or newly created directorships that may occur between such meetings;

(b) review the independence of each director and making a recommendation to the board of directors with respect to each director’s independence;

(c) develop and recommend to the Board the corporate governance principles and review the corporate governance guidelines at least annually;

(d) recommend directors for appointment to Board committees;

(e) oversee the evaluation of the Board, and its committees on a continuing basis, including an annual self-evaluation of the performance of the corporate governance and nominating committee;

(f) consider the adequacy of the governance structures and policies, including as they relate to our environmental sustainability and governance practice;

(g) consider director nominees recommended by shareholders; and

(h) review overall corporate governance and reporting to the Board on its findings and any recommendations.

II. MEMBERSHIP AND MEETINGS

The Committee shall consist of two or more members, each of whom shall be a member of the Board. Each member of the Committee shall be independence in accordance with the rules of The NASDAQ Stock Market.

The members of the Committee shall be appointed by the Board based on recommendations from the nominating and corporate governance committee of the Board. The members of the Committee shall serve for such term or terms as the Board may determine or until earlier resignation or death. The Board may remove any member from the Committee at any time with or without cause.

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III. DUTIES AND RESPONSIBILITIES

The Committee shall have the following authority and responsibilities:

(a) To determine the qualifications, qualities, skills, and other expertise required to be a director and to develop, and recommend to the Board for its approval, criteria to be considered in selecting nominees for director (the “Director Criteria”).

(b) To identify and screen individuals qualified to become members of the Board, consistent with the Director Criteria. The Committee shall consider any director candidates recommended by the Company’s stockholders pursuant to the procedures set forth in the Company’s Corporate Governance Guidelines and described in the Company’s proxy statement.

(c) To make recommendations to the Board regarding the selection and approval of the nominees for director to be submitted to a stockholder vote at the annual meeting of stockholders, subject to approval by the Board.

(d) If a vacancy on the Board and/or any Board committee occurs, to identify and make recommendations to the Board regarding the selection and approval of candidates to fill such vacancy.

(e) To develop and recommend to the Board for approval standards for determining whether a director has a relationship with the Company that would impair its independence, and annually review the independence of the members of the Board and its various committees and make recommendations to the Board as to determinations of director independence.

(f) To develop and recommend to the Board a set of corporate governance guidelines applicable to the Company, to review these principles at least once a year and to recommend any changes to the Board.

(g) To oversee the Company’s corporate governance practices and procedures, including identifying best practices and reviewing and recommending to the Board for approval any changes to the documents, policies and procedures in the Company’s corporate governance framework, including its certificate of incorporation and bylaws.

(h) To review and discuss with management disclosure of the Company’s corporate governance practices, including information regarding the operations of the Committee and other Board committees, director independence and the director nominations process, and to recommend that this disclosure be, included in the Company’s annual report on Form 10-K or proxy statement, as applicable.

(i) To develop, subject to approval by the Board, a process for an annual evaluation of the Board and its committees and to oversee the conduct of this annual evaluation.

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(j) To review the Board’s committee structure and composition and to make recommendations to the Board regarding the appointment of directors to serve as members of each committee and committee chairpersons annually.

(k) To develop and oversee a Company orientation program for new directors and a continuing education program for current directors, periodically review these programs and update them as necessary.

(l) To periodically review the Company’s Code of Ethics (the “Code”) and recommend any changes to the Board for approval.

(m) To review any director resignation letter tendered in accordance with the Company’s director resignation policy, and evaluate and recommend to the Board whether such resignation should be accepted.

IV. OUTSIDE ADVISORS

The Committee shall have the authority, in its sole discretion, to select, retain and obtain the advice of a director search firm as necessary to assist with the execution of its duties and responsibilities as set forth in this Charter. The Committee shall set the compensation and oversee the work of the director search firm. The Committee shall have the authority, in its sole discretion, to retain and obtain the advice and assistance of outside counsel, an executive search firm and such other advisors as it deems necessary to fulfill its duties and responsibilities under this Charter. The Committee shall set the compensation and oversee the work of its outside counsel, the executive search firm and any other advisors. The Committee shall receive appropriate funding from the Company, as determined by the Committee in its capacity as a committee of the Board, for the payment of compensation to its search consultants, outside counsel and any other advisors.

V. STRUCTURE AND OPERATIONS

The Board shall designate a member of the Committee as the chairperson. The Committee shall meet at least two times a year at such times and places as it deems necessary to fulfill its responsibilities. The Committee shall report regularly to the Board regarding its actions and make recommendations to the Board as appropriate. The Committee is governed by the same rules regarding meetings (including meetings in person or by telephone or other similar communications equipment), action without meetings, notice, waiver of notice, and quorum and voting requirements as are applicable to the Board.

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VI. PERFORMANCE EVALUATION

The Committee shall conduct an annual evaluation of the performance of its duties under this Charter and shall present the results of the evaluation to the Board. The Committee shall conduct this evaluation in such manner as it deems appropriate.

VII. CHARTER REVIEW

The Committee shall also review and assess the adequacy of this Charter at least annually and recommend any proposed changes to the Board for its consideration.

VIII. DELEGATION

The Committee shall have the authority to delegate any of its responsibilities, along with the authority to take action in relation to such responsibilities, to one or more subcommittees as the Committee may deem appropriate in its sole discretion.

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